04045007

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SEC MAIL PROCESSING
RECEIVED
SEP 2 0 2004
WASH, D.C. 185 SECTION

17th September 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Customer Satifaction Surveys Limited. Reg no – 2033151, Annual return for the period ending 31 August 2004

2. Appointment of Director/s and Resignation of Director – Various.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Jackie Stevens

Enc.
CC: Bank of New York – London & New York

dlw 9/23

PROCESSED
SEP 2 3 2004
THOMSON
FINANCIAL

F:\Users\CompanySecretarial 040101\Plc\Letters\040909 - (Securities & Exchange Commission) (Customer Satisfaction Surveys Ltd Annual return

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

16 September 2004

Dear Sir/Madam

Customer Satisfaction Surveys Limited. Reg. no- 2033151
Annual return for the period ended 31 August 2004

Please find enclosed completed annual return (363s) for the above-named company together with a cheque for £15.00 being the filing fee due for the above company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in once of the enclosed stamped addressed envelope and also acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in the other enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
— for the record —

Company Name
CUSTOMER SATISFACTION SURVEYS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
2033151
Information extracted from Companies House records on
7th August 2004

Section 1: Company details

Ref: 2033151/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Tns House West Gate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7440 Advertising	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in*

Company Number - 2033151

Section 2: Details of Officers of the Company (continued)

> **Director**
>
> *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*
>
> *Particulars of a new Director must be notified on form 288a.*

Current details	Amended details
Name David Soutar LOWDEN	Name
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB	Address
	UK Postcode
Date of birth 16/08/1957	Date of birth __ / __ / ____
Nationality British	Nationality
Occupation Accountant	Occupation
	Date of change __ / __ / ____
	Date David Soutar LOWDEN ceased to be director (if applicable) __ / __ / ____

Company Number - 2033151

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS UK LIMITED	Name ____	
Address Westgate London W5 1UA	Address ____ ____ ____ UK Postcode	**Shares transferred by** **TNS UK LIMITED**
Shares held *Class* Ordinary *Number* 100	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____

Company Number - 2033151

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director /~~ Secretary)

Date 15/09/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to 31/8/2004

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st August 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: TNS House, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

16 September 2004

Dear Sir/Madam

Appointment of Director/s and Resignation of Director

Please find enclosed a Forms 288a and Forms 288b in respect of the appointment and resignation of Director/s for the below listed companies.

Aidcom Technology Limited	1641049
Choicethink (1995) Limited	2207359
Media Vision Research Limited	2711063
MRM Distributions Limited	2182246
Opinion Research Limited	835544
Parker Bishop Limited	662917
Professional Perspectives Limited	629357
Scher International Limited	2587875
TNS Field Limited	2597974
Specialist People Resources Limited	3032722
SR Packaging Limited	2763673
Taylor Nelson AGB Television Limited	3229747
Taylor Nelson Sofres International Limited	1953112
Taylor Nelson Sofres Services Limited	3848002
TeleDynamics Limited	1839253
TNS Marketing Limited	02184976
TNS Media Intelligence Limited	540209
Warebourne Limited	865885
WHF (Southern) Limited	2508797

Please acknowledge a) safe receipt of the enclosed together with b) confirmation that the same has been successfully accepted for Companies House filing purposes by stamping and returning the enclosed duplicates of this letter in the enclosed stamped addressed envelopes.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00540209

Company Name in full TNS Media Intelligence Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	25	02	1947

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jean-Michel

Surname: Portail

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 4 rue Francois Couperin

Post town: Noisy Le Roi Postcode: 78590

County / Region: Country: France

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†Nationality: French †Business occupation: Managing Director

†Other directorships (additional space overleaf): Director of TNSSPORT Ltd

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 6/09/2004

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00662917

Company Name in full Parker Bishop Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	25	02	1947

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jean-Michel

Surname: Portail

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 4 rue Francois Couperin

Post town: Noisy Le Roi Postcode: 78590

County / Region: Country: France

†Nationality: French †Business occupation: Managing Director

†Other directorships (additional space overleaf): Director of TNSSPORT Ltd

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 6/09/2004

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc

TNS House,Westgate, London

W5 1UA Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01641049

Company Name in full Aidcom Technology Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	25	01	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): David

Surname: Parry

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 63 Kestrel Way

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: Aylesbury Postcode: HP10 0GH

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Accountant

†Other directorships (additional space overleaf): see attached schedule

I consent to act as **director / secretary of the above named company

Consent signature [signature] **Date** 14/9/04

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**

Companies House

for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02182246

Company Name in full MRM Distributions Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	25	01	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): David

Surname: Parry

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 63 Kestrel Way

Post town: Aylesbury Postcode: HP10 0GH

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Accountant

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 14/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00629357

Company Name in full Professional Perspectives Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	25	01	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): David

Surname: Parry

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 63 Kestrel Way

Post town: Aylesbury Postcode: HP10 0GH

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Accountant

†Other directorships (additional space overleaf): see attached schedule

~~I consent~~ nt to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 14/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00835544

Company Name in full Opinion Research Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	25	01	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): David

Surname: Parry

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 63 Kestrel Way

Post town: Aylesbury Postcode: HP10 0GH

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Accountant

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 14/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 01953112

Company Name in full Taylor Nelson Sofres International Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	01	12	1969

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Andrew Kenneth

Surname: Boland

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 25 Chessfield Park

Post town: Little Chalfont Postcode: HP6 6RU

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): Taylor Nelson Sofres plc,

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 13/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13/9/04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand, Taylor Nelson Sofres plc
TNS House, Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 01839253

Company Name in full Teledynamics Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	17	07	1952

Appointment form

Notes on completion *appear on reverse.*

Appointment as director ✔ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Edward Frederick

Surname: Hoefling

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 27 Newlyn Close, Bricket Wood

Post town: St. Albans Postcode: AL2 3UP

County / Region: Hertfordshire Country: UK

†Nationality: British †Business occupation: Corp.Treasurer

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 7/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02587875

Company Name in full Scher International Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	17	07	1952

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Edward Frederick

Surname: Hoefling

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 27 Newlyn Close, Bricket Wood

Post town: St. Albans Postcode: AL2 3UP

County / Region: Hertfordshire Country: UK

†Nationality: British †Business occupation: Corp.Treasurer

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 7/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03848002

Company Name in full Taylor Nelson Sofres Services Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	02	12	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Less Rigg, Green North Road, Jordans

Post town: Beaconsfield Postcode: HP9 2SX

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Solicitor

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature PSK Wright **Date** 7/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02207359

Company Name in full Choicethink (1995) Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	02	12	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Less Rigg, Green North Road, Jordans

Post town: Beaconsfield Postcode: HP9 2SX

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Solicitor

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature PSK Wright **Date** 7/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02597974

Company Name in full TNS Field Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	02	12	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Usual residential address: Less Rigg, Green North Road, Jordans

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: Beaconsfield Postcode: HP9 2SX

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Solicitor

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature PSK Wright **Date** 7/9/04

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03229747

Company Name in full Taylor Nelson AGB Television Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	11	01	1942

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): MICHAEL GODFREY

Surname: Gorton

Previous Forename(s): Previous Surname(s):

†† Usual residential address: MEAD HOUSE, ASTON ROWANT

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: WATLINGTON Postcode: OX49 5SN

County / Region: OXON Country: UK

†Nationality: British †Business occupation: MANAGER

†Other directorships (additional space overleaf): NIL

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 10/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02182246

Company Name in full MRM Distributions Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 1 Victoria Mews, Earlsfield

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc

TNS House,Westgate, London

W5 1UA Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 01641049

Company Name in full Aidcom Technology Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 1 Victoria Mews, Earlsfield

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc

TNS House,Westgate, London

W5 1UA Tel 0208 967 2230

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales **or**

* Voluntary details.

† Directors only.

**Delete as appropriate

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02711063

Company Name in full Media Vision Research Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 1 Victoria Mews, Earlsfield

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02597974

Company Name in full TNS Field Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 1 Victoria Mews, Earlsfield

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02184976

Company Name in full TNS Marketing Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 1 Victoria Mews, Earlsfield

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02508797

Company Name in full W.H.F. (Southern) Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address 1 Victoria Mews, Earlsfield

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature Stephen Ducat **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(~~*a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03848002

Company Name in full Taylor Nelson Sofres Services Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 1 Victoria Mews, Earlsfield

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(*a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03032722

Company Name in full Specialist People Resources Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 1 Victoria Mews, Earlsfield

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02763673

Company Name in full S R Packaging Ltd

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr — *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address 1 Victoria Mews, Earlsfield

Post town: London — Postcode: SW18 3PY

County / Region: — Country: UK

†Nationality: British — †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00835544

Company Name in full Opinion Research Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† **Usual residential address**: 1 Victoria Mews, Earlsfield

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(~~**a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 00629357

Company Name in full Professional Perspectives Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	09	03	1964

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 1 Victoria Mews, Earlsfield

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 02587875

Company Name in full Scher International Limited

Date of appointment — Day Month Year: 0 6 0 9 2 0 0 4

†Date of Birth — Day Month Year: 0 9 0 3 1 9 6 4

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Paul

Surname: Ducat

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address**: 1 Victoria Mews, Earlsfield

Post town: London Postcode: SW18 3PY

County / Region: Country: UK

†Nationality: British †Business occupation: Finance Dir.

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 8/9/04

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 00865885

Company Name in full Warebourne Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 02508797

Company Name in full W.H.F. (Southern) Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME	
*Style / Title	Mr
*Honours etc	
Forename(s)	Antony Brian
Surname	Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 00540209

Company Name in full TNS Media Intelligence Limited

	Day	Month	Year
Date of termination of appointment	06	09	2004

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	02	01	1963

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
for the record

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01839253

Company Name in full Teledynamics Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 13/9/04

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03848002

Company Name in full Taylor Nelson Sofres Services Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number	01953112
Company Name in full	Taylor Nelson Sofres International Limited

	Day	Month	Year
Date of termination of appointment	06	09	2004

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME			
*Style / Title	Mr	*Honours etc	
Forename(s)	Antony Brian		
Surname	Cowling		

	Day	Month	Year
†Date of Birth	02	01	1963

A serving director, secretary etc must sign the form below.

Signed [signature] Date 15/9/04

(*a serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House

for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03229747

Company Name in full Taylor Nelson AGB Television Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title Mr *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Antony Brian

Surname Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02763673

Company Name in full S R Packaging Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 03032722

Company Name in full: Specialist People Resources Limited

	Day	Month	Year
Date of termination of appointment	06	09	2004

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	02	01	1963

A serving director, secretary etc must sign the form below.

Signed [signature] Date 15/9/04

(**serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
for the record

Please complete in typescript,
or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 02597974

Company Name in full TNS Field Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 02587875

Company Name in full Scher International Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

Please complete in typescript,
or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 00629357

Company Name in full: Professional Perspectives Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director: ✔ as secretary: ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed: [signature] Date: 15/9/04

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number	00835544
Company Name in full	Opinion Research Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME	
*Style / Title	Mr
*Honours etc	
Forename(s)	Antony Brian
Surname	Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] Date 15/9/04

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 02184976

Company Name in full TNS Marketing Limited

	Day	Month	Year
Date of termination of appointment	06	09	2004

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	02	01	1963

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 02182246

Company Name in full MRM Distributions Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
for the record

Please complete in typescript,
or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number	02711063
Company Name in full	Media Vision Research Limited

	Day	Month	Year
Date of termination of appointment	06	09	2004

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME			
*Style / Title	Mr	*Honours etc	
Forename(s)	Antony Brian		
Surname	Cowling		

	Day	Month	Year
†Date of Birth	02	01	1963

A serving director, secretary etc must sign the form below.

Signed [signature] Date 15/9/04

(** serving director/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 02207359

Company Name in full Choicethink (1995) Limited

	Day	Month	Year
Date of termination of appointment	06	09	2004

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	02	01	1963

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 01641049

Company Name in full: Aidcom Technology Limited

	Day	Month	Year
Date of termination of appointment	0 6	0 9	2 0 0 4

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	0 2	0 1	1 9 6 3

A serving director, secretary etc must sign the form below.

Signed [signature] Date 15/9/04

* Voluntary details.
† Directors only.
** Delete as appropriate

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Form revised 1999

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 00662917

Company Name in full Parker Bishop Limited

	Day	Month	Year
Date of termination of appointment	06	09	2004

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Antony Brian

Surname: Cowling

	Day	Month	Year
†Date of Birth	02	01	1963

A serving director/secretary etc must sign the form below.

Signed [signature] **Date** 15/9/04

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S.Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 0865885

Company Name in full Warebourne Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	06	09	2004	†Date of Birth	02	12	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Usual residential address: Less Rigg, Green North Road, Jordans

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Post town: Beaconsfield Postcode: HP9 2SX

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Solicitor

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature PSK Wright **Date** 16/9/2004

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 16/9/2004

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 01839253

Company Name in full Teledynamcis Limited

	Day	Month	Year
Date of appointment	06	09	2004
†Date of Birth	02	12	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Less Rigg, Green North Road, Jordans

Post town: Beaconsfield Postcode: HP9 2SX

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Solicitor

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature P S K Wright Date 16/9/2004

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 16/9/2004

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or